SHAREHOLDER SERVICE PLAN
                              CORTLAND TRUST, INC.

                 CIBC World Markets Primary Reserve Fund Shares
                CIBC World Markets Government Reserve Fund Shares
                CIBC World Markets Primary Municipal Fund Shares

                        (collectively, the "CIBC Shares")

     1. The Plan. Cortland Trust, Inc. (the "Company") has adopted this Shareholder Service Plan (the "Plan") for the CIBC Shares of each series of the Company in order to provide compensation to third parties ("Shareholder Servicing Agents") who provide shareholder services to clients ("Clients") who from time to time beneficially own CIBC Shares.

     2. Payments Authorized.


     (a) Reich & Tang Distributors, Inc., the Company's distributor ("R&T"), is authorized, pursuant to this Plan, to pay any Shareholder Servicing Agent a service fee, as that term is defined in Rule 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc., for services for which such Shareholder Servicing Agent is not otherwise being compensated under an agreement entered into pursuant to the Distribution Plan for the CIBC Shares.

     (b) In consideration of the services to be provided by any Shareholder Servicing Agent, the Company will pay the Distributor an annual fee, calculated daily and paid monthly, equal to 0.25% (twenty-five basis points) of the CIBC Shares' average daily net assets. The Distributor will pay up to all of such amount to Shareholder Servicing Agents for the CIBC Shares. The Company may, in its discretion and without notice, suspend the sale of CIBC Shares, including the sale of CIBC Shares to any Shareholder Servicing Agent for the account of any Client or Clients.

     3. Representations. No Shareholder Servicing Agent or any of its officers, employees, or agents may make any representations concerning the Company or the CIBC Shares except those contained in the current relevant prospectus or statement of additional information or in such supplemental literature or advertising provided by the Company to the Shareholder Servicing Agent and authorized by the Company for the Shareholder Servicing Agent's use pursuant to this Plan. A Shareholder Servicing Agent shall have no authority to act as agent for the Company in any matter or in any respect. The services provided by a Shareholder Servicing Agent under this Plan are not primarily intended to result in the sale of CIBC Shares.

     4. Non-Exclusivity. The Company may enter into other similar servicing agreements with any other person or persons without a Shareholder Servicing Agent's consent.

     5. Reports. While this Plan is in effect, R&T shall report in writing at least quarterly to the Company's Board of Directors (the "Board"), and the Board shall review the following:

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(i) the amounts of all payments under the Plan, the identity of the recipients of each such payment; and (ii) the basis on which the amount of the payment to such recipient was made.

     6. Effectiveness, Continuation, Termination and Amendment.

     (a) This Plan has been approved by a vote of a majority of the Board. It shall, unless terminated, continue in effect from year to year only so long as such continuance is specifically approved at least annually by the vote of the Board.

     (b) This Plan may be terminated or amended at any time by a vote of a majority of the Board.



Dated as of September 13, 2002